TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

PHASE II DRILLING STARTS ON MIRANDA GOLD'S BIG BLUE PROJECT

Vancouver, BC, Canada –September 9, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce Phase II drilling has started at Big Blue, a sediment-hosted gold project located in Lander County, Nevada. Miranda's exploration funding partner Ramelius Resources Ltd. ("Ramelius") (ASX: RMS) has resumed drill testing of rock chip, soil, alteration, and geophysical anomalies. In March of 2011, snow and mud conditions prevented continued access to drill sites and drilling was suspended.

Ramelius plans Phase II to consist of about 3,000 ft (900 m) of angle reverse circulation drilling in two to three holes. The holes will continue to test the area of Phase I drilling that contains soils that assay from non-detectable to 0.025 oz Au/ton (0.850 g Au/t) and rocks from non-detectable to 1.70 oz Au/ton (58.2 g Au/t). Inferred northerly trending controls to mineralization are indicated by local disrupted bedding, brecciation, oxidation, quartz veins, silicification, and structurally controlled jasperoid. The Phase II holes are designed to cut across the inferred northerly trends.

In Phase I drilling, Ramelius completed four westerly-directed angle reverse circulation holes totaling 2,445 ft (745 m).  All holes intersected >0.01 oz Au/ton (0.343 g Au/t) and included the following results:

Hole ID	Total Depth (ft)	Interval (ft)	Length (ft)	Grade (oz Au/ton)	Interval (m)	Length (m)	Grade (g Au/t)
BBR-11-01	1,120	0-85	85	0.022	0-25.9	25.9	0.753
Includes		10-25	15	0.080	3.0-7.6	4.6	2.747
BBR-11-03	275	45-100	55	0.025	13.7-30.5	16.8	0.860
Includes		55-65	10	0.089	16.8-19-8	3.0	3.047

* Drilled intersections; True widths cannot be estimated at this time. All results were previously reported by press release on May 26, 2011.

Historic drilling from three holes in the area report values of 20 ft of 0.007 oz Au/ton (6.1 m of 0.240 g Au/t), 5 ft of 0.032 oz Au/ton (1.5 m of 1.10 g Au/t), and 10 ft of 0.071 oz Au/ton (3 m of 2.44 g Au/t). The historic information is derived from prior operators’ internal reports that Miranda has not been able to independently verify.

Data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Project Details

The Big Blue Project consists of 255 unpatented lode mining claims covering 8.2 sq mi (21.2 sq km) located in the Toiyabe Range, 13 mi (21 km) north of Austin, Nevada. The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the footwall of the Roberts Mountains Thrust. The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.